Exhibit 99.1

FOR IMMEDIATE RELEASE

McDermott Provides First Quarter 2018 Operational Update

and Reaffirms 2018 Guidance

Strong Start to 2018 Driven by One McDermott Way

Announces Increased Target for Synergies for Combined McDermott and CB&I Businesses Leveraging McDermott’s Strong Cost Culture

Provides Comparison of Combined Businesses’ Annualized Interest Cost Under Current Capital Structure with Financing Estimates Described in McDermott’s Previously Published Pro Forma Financial Statements

HOUSTON – April 12, 2018 – McDermott International, Inc. (NYSE: MDR) (“McDermott” or “we”) is providing an operational update for the quarter ended March 31, 2018, and reaffirming its 2018 guidance originally issued on January 24, 2018, as reaffirmed on February 21, 2018.

First Quarter 2018 Operational Update

Estimates for Three Months Ended Mar 31, 2018 (Unaudited)
($ in millions, except as indicated and per share amounts)
Order Intake	~$	320
Backlog	~$	3.4B
Revenues		$600 - 610

Operating Income		$60 - 65
Operating Margin		10.0% - 10.7%
Net Income		$30 - 35
Diluted Net Income Per Share		$0.10 - 0.12
Adjusted Operating Income[1]		$75 - 80
Adjusted Operating Margin[1]		12.5% - 13.1%
Adjusted Net Income[1,2]		$45 - 50
Adjusted Diluted Net Income Per Share[1,2]		$0.15 - 0.17
Adjusted EBITDA[1]		$100 - 105

Ending Cash, Restricted Cash and Cash Equivalents		$410 - 415
Cash Provided by Operating Activities		$25 - 35

~ = approximately

[1]	Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income, Adjusted Diluted Net Income Per Share (“Adjusted EPS”) and Adjusted EBITDA reflect an adjustment to Operating Income computed in accordance with U.S. generally accepted accounting principles (“GAAP”) to add back approximately $15 million of transaction, integration and restructuring related costs associated with the proposed combination with Chicago Bridge & Iron Company N.V. (“CB&I”) incurred during the quarter ended March 31, 2018.

The reconciliations of Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income, Adjusted EPS and Adjusted EBITDA to the respective most comparable GAAP measures are provided in the appendix entitled “Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures.”

[2]	The calculations of Adjusted Net Income and Adjusted EPS reflect the tax effects of Non-GAAP adjustments during the period. In jurisdictions in which we currently do not pay taxes, no tax impact is applied to Non-GAAP adjusting items.

“I am very pleased with the performance our team delivered to start 2018,” said David Dickson, President and Chief Executive Officer of McDermott. “Our preliminary results reflect our focus on the fundamentals of McDermott’s business, including maintaining our operational performance and customer relationships. During the quarter, our strong relationship with Saudi Aramco led to the award of the 13 Jackets EPCI contract. Additionally, we were awarded a detailed engineering and long lead procurement contract for the BP Cassia C Compression platform and the front-end engineering and design (“FEED”) contract for the West African Tortue/Ahmeyim development. These contracts will be executed under our new strategic business model that develops FEED, in conjunction with our customers using our industry execution expertise and vertical integration, that are ultimately converted into full-scale engineering, procurement, construction and installation (“EPCI”) contracts. Given these first quarter preliminary results, our ongoing confidence in the McDermott business and the confidence we have in our end markets and their continued recovery, we are reaffirming our guidance for 2018.”

McDermott’s preliminary first quarter 2018 results were driven by solid backlog conversion across all Areas, settlement of significant change orders and continued execution on cost-saving efforts such as the Fit2Grow initiative, which generated approximately $15 million in expected savings during the quarter.

In the Americas, Europe and Africa (“AEA”) Area:

•	The Pemex Abkatun project started the first of two offshore campaigns, successfully installing the eight leg jacket, before moving onto the tripods and bridges installation, which is ongoing.

•	On the BP Angelin project, final mechanical completion of the deck, along with onshore commissioning, is on schedule to be completed early in Q2 2018 at the Altamira yard.

•	The QGEP Atlanta project offshore work was completed successfully in March 2018 and the NO 102 vessel has already departed from Brazil.

•	The Maersk Tyra project continues on schedule, with early ramp up in line with expectations, including the construction readiness plan at the Batam yard.

•	The recently awarded front-end engineering and design contract for the BP Tortue/Ahmeyim Field Development is expected to commence the initial engineering phase in early Q2 2018. The agreement includes a mechanism to transition the contract to a lump-sum EPCI contract at a later date.

•	The pre-engineering and long lead procurement for the BP Cassia C project was awarded and commenced in the first quarter of 2018, with implementation of our innovative Digital Twin technology platform expected to occur later in the project.

In the Middle East (“MEA”) Area:

•	Offshore work in the Safaniya field relating to the Long Term Agreement II project is now substantially complete. Engineering and procurement activities on the Safaniya Phase 5 project are nearing completion, with the first two platforms 100% complete. The Safaniya Phase 6 project is proceeding as per the project schedule, and the first steel plate was cut on March 12, 2018, with Saudi Aramco senior management in attendance.

•	The Bul Hanine EPCI project for Qatar Petroleum is now fully underway in our Kuala Lumpur office, with fabrication work in our Batam facility scheduled to commence in late Q2 2018.

•	The recently awarded Saudi Aramco project for 13 Jackets is proceeding at a fast pace, with the first structural steel expected to arrive in our Jebel Ali fabrication yard in Q2 2018.

In the Asia (“ASA”) Area:

•	The ONGC Vashishta project achieved first gas in late March, and the Ichthys project is substantially complete.

•	The double joint welding of heavy and light wall pipe for the Greater Western Flank2 (GWF2) project was completed at McDermott’s purpose-built facility within our Batam fabrication yard in early January 2018. The offshore scope is expected to be completed during late Q2 2018.

•	The Reliance KGD6 Subsea Engineering, Procurement, Installation and Pre-commissioning project set up is complete.

•	The Gorgon Phase 2 Subsea manifolds fabrication project, awarded in December 2017 by Baker Hughes, a GE Company (BHGE), is progressing in line with the project plan.

•	The Exxon West Barracouta subsea tie back design was completed in March 2018.

During the first quarter of 2018, McDermott reached agreement on a significant change order in the ASA Area, which contributed to an increase in our operating margin. A significant amount of the cost and a portion of the revenues associated with the change order were recognized in prior quarters.

As of March 31, 2018, McDermott’s preliminary total revenue opportunity pipeline is estimated to be approximately $25.0 billion, which includes our estimated backlog of approximately $3.4 billion, bids and change orders outstanding of approximately $7.5 billion and targets of approximately $14.1 billion. Our revenue opportunity pipeline increased approximately $0.5 billion from December 31, 2017. Our bids outstanding and change orders increased approximately $3.1 billion from December 31, 2017, signaling increased opportunities in the market.

Full Year 2018 Guidance

McDermott’s full year 2018 guidance was initially issued on January 24, 2018, and reaffirmed on Feburary 21, 2018. McDermott is reaffirming it again at this time, with an adjustment to our anticipated costs forecast under Corporate and Other. McDermott’s 2018 guidance does not include any transaction, integration, financing or restructuring related costs associated with the proposed combination with CB&I.

Full Year 2018 Guidance
($ in millions, except as indicated)
Revenues		$3.1B - 3.3B
Operating Income		$250 - 275
Operating Margin		7.9% - 8.3%
Net Income[1]		$120 - 145
Diluted Net Income Per Share		$0.42 - 0.52

Debt Measures
Net Interest Expense[2]	~$	50
Cash Interest / DIC Amortization Interest	~$	43 / ~$7
Ending Cash, Restricted Cash and Cash Equivalents		$580 - 605
Ending Gross Debt[3]	~$	515

Other Financial Measures
Income Tax Expense	~$	70
EBITDA[4]		$340 - 365
Cash from Operating Activities		$310 - 335
Capex		$100 - 115
Free Cash Flow		$195 - 235
Corporate and Other[5]		$(195) - (210)

~ = approximately

[1]	McDermott’s forecasted net income attributable to McDermott does not include the 2018 year-end pension actuarial gain or loss, because McDermott has no basis to estimate pension actuarial gain or loss amounts for the forecast period and cannot estimate such amount without unreasonable effort.
[2]	Net Interest Expense is gross interest expense less capitalized interest and interest income.
[3]	Ending Gross Debt excludes debt issuance costs and capital lease obligations.
[4]	The calculations of EBITDA and Free Cash Flow, which are Non-GAAP measures, are shown in the appendix entitled “Reconciliation of Forecast Non-GAAP Financial Measures to Forecast GAAP Financial Measures.”
[5]	Corporate and Other represents the operating income (loss) from corporate and non-operating activities, including corporate expenses, certain centrally managed initiatives (such as restructuring charges), impairments, year-end mark-to-market (“MTM”) pension actuarial gains and losses, costs not attributable to a particular reporting segment, and unallocated direct operating expenses associated with the underutilization of vessels, fabrication facilities and engineering resources.

Integration Update

The integration planning process for McDermott’s pending combination with CB&I is progressing well. The companies have received all necessary regulatory approvals and the combination is on track to close in the second quarter of 2018.

“We made significant progress during the quarter towards completing our proposed combination with CB&I, including announcing the executive leadership team and organizational structure, concluding the competition authority reviews and syndicating the requisite financing,” continued Dickson. “Our integration planning has given us added confidence in our ability to achieve our stated cost synergy target. Through our work, we have identified expected cost savings in excess of $250 million, which further increases the value of the combination for our stockholders.”

Update on Synergies

The companies have validated the identified $250 million in annualized cost synergies with concrete plans to achieve them by the second quarter of 2019. The cost synergies are expected to be driven through efficiencies in Supply Chain/Procurement, G&A, Operations and “Other” (i.e., perks, travel, etc.) savings areas. The $84 million in Supply Chain/Procurement savings are expected to be executed through a combination of improved commodity/category buying power and supplier consolidation, as well as improved purchase agreements held by both companies. The $84 million in G&A savings are expected to be achieved through a combination of centralization and/or outsourcing of specific transactional functions and right-sizing the overall corporate support core. The $55 million in operational savings are expected to be executed through pooling of operations support resources in high value centers, facility footprint rationalization and harmonizing project management layers/structures. The $27 million in “Other” savings are expected to be achieved by adopting a more conservative travel and expense policy, eliminating certain benefits/perks and reducing board of directors and insurance costs.

In addition to the $250 million, the companies have identified potential incremental savings of $100 million in savings that our integration teams are working to verify and determine the expected timing to achieve through leveraging McDermott’s cost conscious culture on the combined business. These savings are expected to be achieved across G&A, Operations, and Supply Chain/Procurement. With the implementation of the recently announced plans regarding organizational structure and leadership driving our integration efforts, we have identified potential additional $9 million in G&A, $22 million in operations and $69 million in Supply Chain/Procurement savings. These savings are expected to be executed through similar channels as the original savings and will be included in the overall integration plans. As our executive leadership continues the integration planning, we will remain vigilant in identifying additional opportunities for cost synergies.

Update on Financing

McDermott has syndicated senior credit facilities to provide requisite financing to complete the pending combination with CB&I. The capital structure as a whole is expected to carry an estimated annualized interest cost on funded indebtedness of approximately $304 million, which compares to the estimated annualized interest cost of approximately $298 million on funded indebtedness originally anticipated based on the financing estimates described in McDermott’s previously published pro forma financial statements.

About the Company

McDermott is a leading provider of integrated engineering, procurement, construction and installation (“EPCI”), front-end engineering and design (“FEED”) and module fabrication services for upstream field developments worldwide. McDermott delivers fixed and floating production facilities, pipelines, installations and subsea systems from concept to commissioning for complex Offshore and Subsea oil and gas projects to help oil companies safely produce and transport hydrocarbons. Our customers include national and major energy companies. Operating in approximately 20 countries across the world, our locally focused and globally integrated resources include approximately 11,800 employees, a diversified fleet of specialty marine construction vessels, fabrication facilities and engineering offices. We are renowned for our extensive knowledge and experience, technological advancements, performance records, superior safety and commitment to deliver. McDermott has served the energy industry since 1923, and shares of its common stock are listed on the New York Stock Exchange.

To learn more, please visit our website at www.mcdermott.com.

Non-GAAP Measures

This communication includes several “non-GAAP” financial measures as defined under Regulation G of the U.S. Securities Exchange Act of 1934, as amended. We report our financial results in accordance with GAAP, but believe that certain non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of our ongoing operations and are useful for period-over-period comparisons of those operations.

Non-GAAP measures include adjusted diluted net income per share, adjusted net income, adjusted operating income, adjusted operating income margin and adjusted EBITDA for McDermott, in each case excluding the impacts of certain identified items. The excluded items represent items that our management does not consider to be representative of our normal operations. We believe that adjusted diluted net income per share, adjusted net income, adjusted operating income, adjusted operating income margin and adjusted EBITDA are useful measures for investors to review, because they provide a consistent measure of the underlying financial results of our ongoing business and, in our management’s view, allow for a supplemental comparison against historical results and expectations for future performance. Furthermore, our management uses adjusted net income and adjusted operating income as measures of the performance of our operations for budgeting and forecasting, as well as employee incentive compensation. However, Non-GAAP measures should not be considered as substitutes for operating income, net income or other data prepared and reported in accordance with GAAP and should be viewed in addition to our reported results prepared in accordance with GAAP.

The forecast non-GAAP measures we have presented in this communication include forecast free cash flow and EBITDA, in each case excluding the impacts of certain identified items. We believe these forward-looking financial measures are within reasonable measure. We define “free cash flow” as cash flows from operations less capital expenditures. We believe investors consider free cash flow as an important measure, because it generally represents funds available to pursue opportunities that may enhance stockholder value, such as making acquisitions or other investments. Our management uses free cash flow for that reason. We define EBITDA as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. We have included EBITDA disclosures in this communication because EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other companies in our industry. Our management also uses EBITDA to monitor and compare the financial performance of our operations. EBITDA does not give effect to the cash that we must use to service our debt or pay our income taxes, and thus does reflect the funds actually available for capital expenditures, dividends or various other purposes. Our presentations of free cash flow and EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider free cash flow and EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

Reconciliations of these non-GAAP financial measures and forecast non-GAAP financial measures to the most comparable GAAP measures are provided in the tables set forth at the end of this communication.

Forward-Looking Statements

McDermott cautions that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, including after the proposed business combination with CB&I. These forward-looking statements include, among other things, statements about the preliminary first quarter 2018 results, full-year 2018 guidance, project milestones, backlog, bids and change orders outstanding, target projects and revenue opportunity pipeline, to the extent these may be viewed as indicators of future revenues or profitability, cost synergies and progress towards completing the proposed combination (including the related financing). Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the shareholder approvals necessary to complete the proposed combination on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the U.S. Securities and Exchange Commission (the “SEC”), including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. in connection with McDermott Technology, B.V.‘s offer to acquire CB&I shares. The Registration Statement was declared effective by the SEC on March 29, 2018. McDermott and CB&I have mailed the definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. In addition,

McDermott and McDermott Technology, B.V. have filed a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and CB&I has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The solicitation and offer to purchase shares of CB&I’s common stock is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors are able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 22, 2018. Additional information regarding the persons who may be deemed participants and their interests is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Contacts:

Media

Ed Memi

Manager, Communications

+1 (281) 870-5943

ememi@mcdermott.com

Investors

Ty Lawrence

Vice President, Investor Relations

+1 (281) 870-5147

tplawrence@mcdermott.com

Finsbury

Winnie Lerner / Nicholas Leasure

+1 (646) 805-2855

McDERMOTT INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

McDermott reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). This communication also includes several Non-GAAP financial measures as defined under the SEC’s Regulation G. The following tables reconcile Non-GAAP financial measures to comparable GAAP financial measures:

Estimates for Three Months Ended Mar 31, 2018 (Unaudited)
($ in millions, except per share amounts)
Net Income Attributable to MDR	$30 - 35

Less: Adjustments
Transaction, Integration and Restructuring Costs[1]	~15
Tax Effect of Non-GAAP Adjustments[2]	—

Total Non-GAAP Adjustments (After Tax)	~15

Adjusted Net Income Attributable to McDermott	$45 - 50

Operating Income	$60 - 65
Non-GAAP Adjustments[3]	~15

Adjusted Operating Income	$75 - 80

Adjusted Operating Margin	12.5% - 13.1%

Diluted Net Income Per Share	$0.10 - 0.12
Non-GAAP Adjustments	~0.05

Adjusted Diluted Net Income Per Share	$0.15 - 0.17

Net Income Attributable to MDR	$30 - 35
Depreciation & Amortization	~25
Interest Expense, Net	~10
Provision for Income Taxes	~20

EBITDA[4]	$85 - 90
Non-GAAP Adjustments[3]	~15

Adjusted EBITDA[4]	$100 - 105

Shares used in computation of income per share:
Basic	284,658,938
Diluted	285,050,535

GAAP Revenue	$600 - 610

[1]	We recognized approximately $15 million in transaction, integration and restructuring costs associated with the proposed combination with CB&I.
[2]	Represents tax effects of Non-GAAP adjustments. The Non-GAAP adjusting items are attributable to tax jurisdictions in which we currently do not pay taxes and, therefore, no tax impact is applied to those items.
[3]	Includes the Non-GAAP adjustments described in footnote 1 to the table below “First Quarter 2018 Operational Update”.
[4]

We define EBITDA as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. We define Adjusted EBITDA as EBITDA less the adjustments detailed in the immediately preceding pages. We have included EBITDA and Adjusted EBITDA disclosures in this supplemental deck because EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other companies in our industry and because

Adjusted EBITDA provides a consistent measure of EBITDA relating to our underlying business. Our management also uses EBITDA and Adjusted EBITDA to monitor and compare the financial performance of our operations. EBITDA and Adjusted EBITDA do not give effect to the cash that we must use to service our debt or pay our income taxes, and thus do not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider EBITDA or Adjusted EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

McDERMOTT INTERNATIONAL, INC.

RECONCILIATION OF FORECAST NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

Full Year 2018 Guidance
($ in millions)
Cash Flows from Operating Activities	$310 - 335
Capital Expenditures	100 - 115

Free Cash Flow	$195 - 235

Net Income Attributable to McDermott	$120 - 145
Add:
Depreciation and Amortization	~100
Interest Expense, Net	~50
Income Tax Expense	~70

EBITDA	$340 - 365